Exhibit 2

Rio de Janeiro, November 9, 2016.

Brazilian Securities and Exchange Commission

Attn .: Mr. Fernando Soares Vieira

Superintendent of Corporate Relations

Mr. Guilherme Rocha Lopes

Director of Corporate Monitoring - 2

c/c: emissores@bvmf.com.br

Re .: Official Letter No. 401/2016/CVM/SEP/GEA-2

Dear Sirs,

We refer to Official Letter No. 401/2016/CVM/SEP/GEA-2 (the “Official Letter”), a copy of which is attached herein, in which Oi S.A. – In Judicial Reorganization ( “Oi” or the “Company”) is requested to provide clarifications concerning an article published on the website of the newspaper Estadão Online on November 8, 2016 under the title “Anatel prohibits the nominees of Société Mondiale from attending board meetings of Oi” as follows.

First, Oi highlights that the Decision Order by the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL), as reported in the article, was the subject of the Material Fact dated November 8, 2016, which presents the full text of the order as an annex.

Rua Humberto de Campos, 425 - 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                             www.oi.com.br

Exhibit 2

Specifically with respect to the questions set forth in the Official Letter, Oi clarifies that after the appointment by the Board of Directors and pending the prior approval of ANATEL, the representatives appointed by the shareholder Société Mondiale attended meetings of the Board of Directors as listeners and exerted no influence on the deliberations taken at the meetings.

Oi reiterates its commitment to keep its shareholders and the market informed of the topics covered herein and will remain available to provide further clarifications to the Brazilian Securities and Exchange Commission.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Martins Malavazi

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 - 8th floor

Rio de Janeiro - CEP 22430-190

State of Rio de Janeiro                                                                                                                             www.oi.com.br

Exhibit 2

Official Letter No. 401/2016/CVM/SEP/GEA-2

Rio de Janeiro, November 8, 2016.

To
RICARDO MALAVAZI MARTINS
Chief Investor Relations Officer
Oi S.A.
Rua Humberto de Campos, 425, 8th floor - Leblon
CEP: 22430-190 - Rio de Janeiro, RJ
Tel: (21) 3131-2918 / Fax: (21) 3131-1383
E-mail: invest@oi.net.br

C/C: emissores@bvmf.com.br

Subject: Clarification Request.

Dear sir,

1.                                We refer to the article published on the website of the newspaper Estadão Online on November 8, 2016, under the title “Anatel prohibits the nominees of Société Mondiale from attending board meetings of Oi,” which contains the following information:

“The Brazilian National Telecommunications Agency (Anatel) prohibited the investment fund Société Mondiale from attending meetings of the Board of Directors of Oi. An order signed today states that the board of Anatel must give prior consent before the investment fund’s nominees may have an effect on decisions of the company's board.

According to Anatel’s superintendent of Competition, Carlos Manuel Baigorri, the decision was made after the agency noticed evidence, from reports in the press over weekend, that Société Mondiale was already participating in Oi’s Board of Directors’ meetings even before it had been authorized. The meeting referred to in the order took place on October 26th.

Société Mondiale sent an official letter to Anatel stating that it intended to join Oi’s board on August 26. Oi informed the regulator on the matter on September 14th. For Anatel, only now, more than two months after the first communication, is there evidence that the fund was already influencing the decisions at Oi.

Exhibit 2

“So far, there was no evidence that they would be acting on the board, there was no concrete evidence that they were an influence. Now I have enough evidence to say they were,” Baigorri said.

From now on, for each meeting or deliberative process involving the listed investment fund improperly, Oi must pay a fine of R$50 million. Oi may appeal the decision.

With regard to meetings and deliberative processes that occurred before the order, if it is proved that the investment fund had influenced deliberations, Anatel may impose sanctions ranging from warnings to termination of the company, according to the Superintendent of Operations Control, Karla Crosara. “But there is nothing suspicious from earlier meetings,” Baigorri said.

According Baigorri, prior consent is to evaluate if there is some kind of regulatory or legal prohibition with respect to the company’s change of control. The principle concern is cross control between telecommunication companies that compete with each other, broadcasting companies and audiovisual content production. “The goal is to ensure there is no damage to competition in the sector,” said the superintendent.

Intervention. The president of Anatel, Juarez Quadros, said the government may issue a Provisional Measure (Medida Provisória – MP) to allow intervention in Oi before the end of the reorganization process. “The preliminary view that there is no need to wait for the completion of the recovery proceedings conducted by the courts,” he said.

Quadros said that any possible intervention in Oi would aim to prevent the company's bankruptcy. “The intention is to avoid a possible bankruptcy, because then the matter would be much more serious,” he said. Currently, the company serves 4.5 thousand municipalities throughout Brazil, of which, in 2000 it is the only operator. There is a responsibility on the part of the Executive Power.”

According to him, however, the government expects there to be a market solution for the company and not to declare the intervention at any cost. “Intervention is not the government’s intention. The government’s intention is that there be a market solution,” he said. “Ideally, there is an understanding between all interested parties and intervention is avoided. The intervention will be a remedy that falls to Anatel, by law, to exercise, but it is not the desired outcome.”

The current law allows intervention only in concessions, which, in the case of Oi, only applies to fixed telephone services. Oi, however, provides most of its services through authorizations, including mobile telephone services, pay TV and internet. Therefore, the MP to intervene would affect the entire group.

Exhibit 2

Since it is not possible to change the General Telecommunications Law through the MP, the change would have to be made in legislation dealing with bankruptcy and judicial recovery. There is, however, a concern that such changes could affect all kinds of infrastructure concessions. Therefore, according to Quadros, it is possible that the MP will specifically address the telecommunications industry.

If Oi incurs such an intervention, it would be in place for a specified period. In this case, it would be up to Anatel to appoint an intervenor and a team to assist in the work, in order to preserve the provision of services and coordinate payments for labor, corporate and supplier debts, for example.

The government monitors the situation of Oi through a working group coordinated by the Chief of Staff, Eliseu Padilha, and composed of members of Anatel, the Ministry of Science, Technology, Innovation and Communications, the Attorney General of the Union (AGU), Banco do Brasil, Caixa and the Brazilian Development Bank (BNDES). The discussion concerning the publication of the MP is being carried out by this group, but there is no deadline for its completion.”   (emphasis added).

2.                With respect to the above, we request your response as to the veracity of the information contained in the news article, especially the fact that representatives named by the fund Société Mondiale already are participating in the meetings of the board of directors and are exercising influence in Company decisions without the prior approval of Anatel.

3.                Such statement should include a copy of this Official Letter and be sent to the IPE System, category: “Notice to the Market,” type: “Clarifications about CVM/BOVESPA Consultations.”

4.                We highlight that, under the terms of Article 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading, any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading. We also remind you of the obligation in the sole paragraph of Article 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market.

Exhibit 2

5.                We also remind you of the obligation in the sole paragraph of Article 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market.

6.                Furthermore, pursuant to the sole paragraph of Article 6 of CVM Instruction No. 358/02, it is the responsibility of the controlling shareholders or the directors, directly or through the Investor Relations Officer, to disclose immediately the act or material fact, in the event of the information escaping control or if there is an atypical fluctuation in the quote,  price, or quantity traded of securities issued by the publicly-held company or referenced thereto.

7.                As ordered by the Superintendent of Corporate Relations (Superintendência de Relações com Empresas – SEP), we hereby warn that it will be up to this administrative authority, in the use of its legal authority and, based on item II of Article 9, Law 6,385/1976, and Article 7 c/c Article 9 of CVM Instruction 452/2007, to determine the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for not addressing this official letter, which should also be sent via e-mail, until 09:00 on November 9, 2016.

            Sincerely,